Law Offices
                                Steven L. Siskind
                          645 Fifth Avenue - Suite 403
                            New York, New York 10022
                                 (212) 750-2002
                               Fax (212) 838-7982

May 12, 2005

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Re: Marketing Educational Corporation
    Commission File No. 000-19043
    Form 10-SB
    Filed April 15, 2005

Dear Sir/Madam:

I am counsel to Marketing Educational Corporation (the "Company"). On behalf of my client and pursuant to the Commission's request, I hereby request withdrawal of the Registration Statement on Form 10-SB filed by the Company on April 15, 2005. Please note that no securities were sold in connection with this Registration Statement.

The Company is in the process of reregistering its shares and in connection therewith will require a new file number. Accordingly, the Company is required to withdraw its April 15, 2005 filing. The Company intends to refile its Registration on Form 10-SB promptly.

Very truly yours,


/s/ Steven L. Siskind
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Steven L. Siskind